Mail Stop 6010

June 21, 2006

Mr. Paul Tufano
Chief Financial Officer
Solectron Corporation
847 Gibraltar Drive
Milpitas, CA 95035

      Re: **Solectron Corporation**
              Form 10-K for the Fiscal Year Ended August 26, 2005
              Form 10-Q for the Quarter Ended November 25, 2005
                and February 24, 2006
              File No. 001-11098

Dear Mr. Tufano:

      We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

              Sincerely,

              Martin F. James
              Senior Assistant Chief Accountant